September 19, 2011
Via EDGAR Submission and Overnight Delivery
Jeffrey P. Riedler
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549

Re:	Acadia Healthcare Company, Inc. (the “Company”)
Registration Statement on Form S-4
Filed July 13, 2011
File No. 333-175523
Dear Mr. Riedler:
          The Company has reviewed the Staff’s comments in your letter dated September 14, 2011 regarding Acadia Healthcare Company, Inc.’s Form S-4 originally filed with the U.S. Securities and Exchange Commission on July 13, 2011 (File No. 333-175523) (as amended, the “Registration Statement”) and has set forth below its responses to the comments.
Unaudited Pro Forma Condensed Combined Financial Information, page 37
1.	We acknowledge your response to prior comments one and five. Please address the following additional comments and in each instance reference for us the authoritative literature you rely upon to support your position:
•	Please tell us how you determined that YFCS’s customer relationships had no value at the time of acquisition and should not be recognized as acquired assets given that YFCS had previously recognized an $11.9 million intangible asset, presumably for only a portion of its customer relationships; those associated with its business acquisitions, not for internally generated customer relationships. In your response, please address all aspects of customer-related intangibles including, but not limited to, the following:
o	Recurring patients — although you indicate in response to the second bullet of prior comment one that patients are generally not recurring and there is no expectation or desire on your part that patients return for additional services, it appears that some portion of patients require follow-up treatment. For each significant category of treatment (e.g., acute behavioral care, residential care, community based services, etc.), please tell us the historical rates of follow-up treatment for each YFCS facility.
          Response:

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 19, 2011

For clarification, YFCS valued its intangibles for the company as a whole at the time it was acquired by its equity sponsor in 2004, so the values are not limited to acquisitions only.

We have estimated recidivism rates of adult patients at acute facilities at less than 8%. Our experience indicates a much lower rate of recidivism with younger patients at residential facilities, where the recidivism rate was not aggregated due to the infrequency of re-admissions. There is no contractual requirement or clinical need for those patients requiring re-admission to have that care provided by our facilities. As such, we do not believe there is a separately identifiable intangible asset meeting either the contractual/legal criterion, or the separability criterion pursuant to ASC 805. Referrals and admissions to our facilities are driven primarily by the demand for the services we provide.

When patients have completed an inpatient stay, they sometimes require after care treatment. Upon discharge, the patient is referred back to the social service staff at the various agencies that are responsible for the treatment and direction of these patients. At most of our facilities, this will not involve one of our providers due to various factors, including the locations of the YFCS outpatient facilities in different geographical locations from our inpatient facilities and the lack of any contractual requirement to receive care at a YFCS facility. In those cases where we do provide this care, the care would be directed by an unaffiliated party, and would be for a relatively short period, at much lower revenues (e.g. outpatient care). As such, we believe that any intangible value of the related party referral of patient care is de minimus.
o	Existing patients — although the average length of stay for acute behavioral care treatment may be less than 10 days and that of residential care may be less than 180 days, it appears that some value associated with patients under treatment at the acquisition date, tantamount to an order backlog, exists.
          Response:
We have estimated the net value of in-house patients at the time of acquisition to be $1.2 million and have amortized that over three months, the average service period for these patients. The Company has revised its consolidated financial statements for the six months ended June 30, 2011 and respective Pro Forma Financial Statements to reflect this change.
o	Contractual relationships — although you indicate that payor arrangements with Medicaid, Medicare and other payors provide no certainty or predictability of patients needing treatment, nor any direction of patients to your facility, it is unclear why there is no value in these relationships. Please clarify for us whether these contractual arrangements meet the contractual-legal criterion as stipulated in ASC 805-20-55-2. In your response, please clarify whether any of these contracts with YFCS have a change in control feature whereby the existing contracts

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 19, 2011

terminated and you were required to renegotiate a new contract with the payor. In addition, please tell us whether you have any contracts with psychiatrists, physicians, nurses or other care givers related to providing services to patients. If so, please clarify why these contracts apparently do not meet the contractual-legal criterion or the separability criterion.
          Response:
Over 96% of YFCS’ revenues are derived from our contracts with Medicaid and other State agencies. The primary requirement of these agreements is to maintain licensure, which is also granted by the States. In addition, the contracts require facilities to maintain quality of care, which is determined by State agencies and other regulatory bodies such as the Joint Commission and the Council on Accreditation. Our facilities are frequently surveyed to determine compliance with regulations to maintain its licensure and accreditation, and these surveys are the primary vehicle through which the States evaluate their continuing relationship with the facilities. State licensure and accreditation is the primary determinant for establishing and maintaining contracts with States and other payors. Once licensure and accreditation is obtained, there are no significant barriers to obtaining a contract with the State. The Company has revised its consolidated financial statements for the six months ended June 30, 2011 and respective Pro Forma Financial Statements to record an intangible asset for the Medicaid and other licenses acquired from YFCS. The intangible asset of $8.2 million reflects the estimated fair value of the acquired licenses and accreditations. Though the licenses and accreditations are subject to renewal in periods ranging between one and three years, we believe that the maintenance and renewal of these licenses are essential to this business, and could not continue as a going concern without them. License renewals are a matter of operating our business in accordance with established standards and we expect, based on historical experience that renewal will be perpetual. Additionally, we view the States and our relationship with them to be perpetual as well. Therefore, based on guidance provided in ASC 350-30 regarding expected renewals, we would not amortize this asset, but rather evaluate the asset for impairment at least annually.

YFCS obtains most of its nursing and other clinical support services from its employees. The contracts for physicians and psychiatrists are generally on a fee for service basis and have standard short term termination (without cause) clauses. As such we have determined that the small number of physician contracts and the estimated fair values are de minimus.
•	Please tell us how you determined that YFCS’s trade names had no value at the time of acquisition and should not be recognized as acquired assets given that YFCS had previously recognized a $13.6 million intangible asset, presumably for only a portion of its trade names; those associated with its business acquisitions not for internally generated trade names. Please explain to us why you assign no value to trade names when it appears from Internet searches that you continue to operate websites for the

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 19, 2011

acquired YFCS facilities indentified on page 125 under those facilities’ trade names. In your response, please tell us whether you intend to change the trade names to Acadia and if so, please tell us when you intend to do so.
          Response:
We acknowledge the existence of an intangible asset relating to the trade names acquired from YFCS, but believe there is a de minimus fair value associated with the trade names of both YFCS as a parent company and the individual facilities as subsidiaries. The name “YFCS” has very little value to the combined business. Acadia has discontinued the use of this name except for practical reference to history, documents, etc. With respect to the trade names of the operating subsidiaries, the names of the facilities are expected to remain unchanged, not for the value in the name, but because of the effort and resources required to effect a change. In our experience, having changed the names of a number of behavioral facilities, a change in the name of a facility does not harm the business, but would serve no benefit either, unless it were to improve the overall reputation of an otherwise disreputable facility. The continued maintenance of the website is for the purpose of informing the public of the services provided, and the physical location of the facility. Referrals are made to these facilities because of the demand for the services provided therein. Name recognition is not a significant driver of the business. . The value of the facility names used for the purpose of identification are considered de minimus, as we do not believe a change in the name of any one facility, when coupled with appropriate communication, would have a significant effect on operations.
•	Please tell us whether the $189,000 increase in certificates of need from December 31, 2010 to June 30, 2011 relates to your acquisition of YFCS. If so, please explain to us why you valued these certificates at only $189,000 when YFCS carried its certificates at $9.7 million, noting that YFCS’s certificates of need balance may only related to certificates it acquired in its own business combinations.
          Response:
The $189,000 represents direct costs such as legal fees associated with obtaining a certificate of need for a new facility. We recognize the value of certificates of need and have determined a preliminary estimate of the fair value of those possessed by the YFCS facilities of $9.7 million, the previous valuation methodology being reasonable, and have revised our consolidated financial statements for the six months ended June 30, 2011 and respective Pro Forma Financial Statements to record an intangible asset related to such. We have determined that the certificates of need have an indefinite life, and thus would not amortize, but rather we would evaluate the asset for impairment at least annually. This valuation will be subject to adjustment upon completion of our valuation analysis.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 19, 2011

•	Please elaborate on why you believe that intangible asset recognition for process technology and know-how is not appropriate for treatments and services provided by the acquired companies that you did not previously provide. You appear to rely in part on the fact that these treatments and services do not rely upon any unique or proprietary technologies. Although these treatments and services and the underlying standard operating procedures and methodologies may be compliant with the standards of the American Psychiatric Association, it is unclear why these procedures have no value when it would take time, effort and expense to duplicate those procedures and/or install replacement procedures. It is unclear to us why a market participant would not assign some value to all standard operating procedures as presumably services could not be provided without them and presumably are required to be accredited by the Division of Medicaid, the Department of Human Services, the Department of Education, the Joint Commission and the Council on Accreditation, as at least some of your acquired facilities appear to be.
          Response:
While we as the acquirer currently possess established policies, standards, and procedures for which duplication is not necessary, we understand existing procedures have value in themselves without regard to the acquirer. We must consider that the intangible value of the existing licensure and accreditation of these operations requires appropriate operating policies, standards, and procedures, and therefore, their value is included in that of the intangible asset, “Licensing and Accreditation.” The Company has revised its consolidated financial statements for the six months ended June 30, 2011 and respective Pro Forma Financial Statements to record an $8.2 million intangible asset related to Licensing and Accreditation. This intangible asset refers to the same mentioned previously in this correspondence.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
September 19, 2011

          In the event that you have any additional questions, please contact me directly at (615) 861-6000.

Sincerely,
/s/ Christopher Howard
Christopher Howard
Executive Vice President, General Counsel and Secretary Acadia Healthcare Company, Inc.

cc:	R. Henry Kleeman and Carol Anne Huff (Kirkland & Ellis LLP)